Exhibit 99.4

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 27 February 2024

CHANGES TO WOODSIDE BOARD

Retirement of Gene Tilbrook from the Woodside Board

The Board of Woodside announces the retirement of Mr Gene Tilbrook as a Director of Woodside, effective 28 February 2024.

Mr Tilbrook joined the Woodside Board in December 2014 bringing extensive experience in corporate strategy, investment and finance. This included senior executive roles at Wesfarmers Limited between 1985-2009. Mr Tilbrook has served on the Audit & Risk Committee, Nominations & Governance Committee, and Human Resources & Compensation Committee of which he was appointed Chair from 2019-2023.

Woodside Chair Richard Goyder said Mr Tilbrook had made an invaluable contribution to Woodside over his ten years on the Board.

“Gene’s tenure has coincided with a transformative period in Woodside’s 70-year history. Gene has overseen the appointment of Meg O’Neill as CEO, the successful completion of Woodside’s merger with BHP’s petroleum business in 2022, and a number of Woodside’s major milestones including final investment decisions on the Sangomar, Trion and Scarborough Energy Projects.

“As Chair of the Human Resource & Compensation Committee, Gene has been instrumental in developing Woodside’s 2021-2025 Reconciliation Action Plan and 2021-2025 Inclusion & Diversity Strategy.

“The Woodside Board has greatly benefited from Gene’s commitment and expertise and on behalf of the Board, I’d like to extend our sincere thanks to Gene for his dedicated service to Woodside.”

Contacts:

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.